ARTICLES OF INCORPORATION
OF
COLLEGE COMMUNITY SERVICES

I

The name of this corporation is College Community Services.

II

This corporation is a nonprofit MUTUAL BENEFIT CORPORATION organized under the Nonprofit Mutual Benefit Corporation Law. The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under such law.

III

The name and address in the State of California of this corporation's initial agent for service of process is:

Corporation Service Company
which will do business in California as
CSC-Lawyers Incorporating Service

IV

Notwithstanding any of the above statements of purposes and powers, this corporation shall not, except to an insubstantial degree, engage in any activities or exercise any powers that are not in furtherance of the specific purposes of this corporation.

/s/ Jerry Bloxham
Sole Incorporator, Jerry Bloxham